                                   [SAP LOGO]

PRESS INFORMATION                                   SAP AG
                                                    Neurottstrasse 16
                                                    D-69190 Walldorf
                                                    Germany

                                                    CORPORATE COMMUNICATIONS
                                                    Phone +49 (62 27) 7- 4 63 11
                                                    Fax +49 (62 27) 7- 4 63 31
                                                    www.sap.com
                                                    E-mail: press@sap.com


FOR IMMEDIATE RELEASE

                          Contact:      Gundolf Moritz
                                        SAP AG
                                        +49-6227-7-44872
                                          -or-
                                        Stefan Gruber
                                        SAP AG
                                        +1-212-653-9821
                                          -or-
                                        Jim Prout
                                        Taylor Rafferty
                                        +1-212-889-4350


SAP REPORTS 23% REVENUE GROWTH FOR THE FIRST NINE MONTHS OF 2001

o Revenues for the nine month period exceeded E5.0 billion (23% increase); third quarter revenues were E1.65 billion (16% increase)

o Operating margin, excluding stock based compensation and TopTier acquisition related charges, increased 3% points to 17% for the first nine months

o Meets expectations for the first nine months of 2001 and improves market share

o  New full year guidance

WALLDORF, GERMANY - OCTOBER 18, 2001 - SAP AG (NYSE: SAP), the leading provider of e-business software solutions, today announced its financial results for the third quarter and nine months ended September 30, 2001. For the first nine months, sales increased 23% over 2000 to E5.0 billion (2000: E4.1 billion).

THIRD QUARTER RESULTS

In the third quarter of 2001, revenues rose 16% over the same period last year to E1.65 billion (2000: E1.42 billion). Third quarter 2001 operating income, before charges for stock-based compensation programs (STAR and LTI) and TopTier acquisition related charges, were flat at E201 million (2000: E202 million). Operating margin, excluding stock based compensation and TopTier acquisition related charges, was 12% (2000: 14%). Earnings before interest, taxes, depreciation and amortization ("EBITDA") improved by 18% to E235 million (2000: E200 million). Net income for the third quarter 2001, adjusted for the TopTier acquisition costs and the Commerce One impact, was E78 million (2000: E88 million) and earnings per share was E0.25 (2000: E0.28).

"Recently, we have seen significant changes in the software market, mainly in the U.S., with customers and prospects postponing decisions on software purchases," commented Hasso

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Plattner, Co-Chairman and CEO of SAP AG. "However, companies remain committed to investing in the most cost effective solutions available and are increasingly turning to SAP for high returns on investments, broad functionality and ease of integration."

In the quarter, revenues in Europe, the Middle East and Africa (EMEA) region increased 32% to E841 million (2000: E639 million) and in the Asia-Pacific region (APA) revenues were down 6% to E195 million (2000: E208 million). Revenues in the Americas region rose 7% to E613 million (2000: E574 million); however, at constant currency rates, revenues in the Americas would have risen 9%.

"We are pleased to have met our guidance for the first nine months of 2001, although we had thought software license sales for the quarter would be stronger," said Henning Kagermann, Co-Chairman and CEO of SAP AG. "Consulting and training revenues contributed significantly to our revenue mix, and our regional strength was evidenced by robust results in Europe."

Product revenues in the third quarter rose 9% to E995 million (2000: E913 million). License revenues were down 7% to E447 million (2000: E480 million). Consulting and training revenues rose 30% to E524 million (2000: E404 million) and 19% to E113 million (2000: E95 million), respectively.

For the third consecutive quarter, the Company is providing additional information on revenues from certain specific software solutions. In the third quarter of 2001, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately E78 million, representing 17% of total software license sales (E447 million). Third quarter mySAP SCM (Supply Chain Management) related revenues totaled around E98 million, representing 22% of total software license sales. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

NINE MONTHS RESULTS

For the first nine months, sales increased 23% over 2000 to E5.0 billion (2000:
E4.1 billion). Operating income, before charges for stock based compensation and TopTier acquisition related charges, was up 49% to E858 million (2000: E576 million). License revenues for the first nine months of 2001 rose 11% to E1.55 billion (2000: E1.4 billion). Consulting revenues grew 34% to E1.51 billion (2000: E1.13 billion) and training revenue increased 20% to E349 million (2000:
E290 million).

In the first nine months, sales in the APA region were up 10% to E593 million (2000: E539 million), in the EMEA region, revenues increased 33% to E2.6 billion (2000: E1.96 billion) and in the Americas, revenues rose 14% to E1.83 billion (2000: E1.61 billion).

In the nine month period, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately E249 million, representing 16% of total software license sales (E1,551 million). Nine month mySAP SCM
(Supply Chain Management) related revenues totaled around E351 million, representing 23% of total software license sales. These figures include revenues from designated solution contracts,

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as well as figures from integrated solution contracts, which are allocated based on usage surveys.

FULL YEAR GUIDANCE

Due to changes in corporate software spending timetables, SAP has updated its full year outlook and now sees full year 2001 revenues growing by around 15% and expects operating margins excluding stock based compensation and TopTier acquisition related charges to match the 20% levels achieved in 2000.

SAP continues to shape and re-focus its global organization and enhance its products and services in this rapidly changing environment. Consequently, the Company is accelerating cost reduction measurements, including adjusting the levels and mix of its employees, particularly in the U.S. The Company continues to extend its infrastructure in certain areas where SAP is growing its profile, such as CRM and SCM.

THIRD QUARTER HIGHLIGHTS

     o MAJOR CONTRACTS IN THE QUARTER INCLUDED Rolls Royce, Centrica and Getronics in the EMEA region; CreoScitex, City of Montreal and Agilent in the Americas; and Samsung, Telephone Organization of Thailand and Shanghai Pudong Development Bank in the APA region among others in all regions.

     o SAP CONCLUDED ADDITIONAL INVESTMENT IN COMMERCE ONE: SAP received all necessary approvals from U. S. antitrust authorities for its additional investment. SAP now owns slightly more than 20% of Commerce One outstanding stock.

     o SAP BEGAN SHIPPING THE NEWEST VERSION OF MYSAP CUSTOMER RELATIONSHIP MANAGEMENT TO CUSTOMERS WORLDWIDE IN AUGUST: mySAP CRM provides unparalleled breadth and depth of functionality through a full suite of CRM functions. In addition, mySAP CRM can also serve as a platform to openly integrate with either SAP or non-SAP business applications such as supply chain management, product lifecycle management and human lifecycle management for flexibility that meets each business's unique needs.

     o   SAP AG ESTABLISHED A GLOBAL PROFESSIONAL SERVICES ORGANIZATION (GLOBAL
         PSO) WITHIN SAP AG: The new business unit will work closely with the global consulting partners of SAP and focus on high-profile SAP customers that require consulting services for global e-business solution projects, independent of geography and across industries.


CONFERENCE CALL/WEBCAST/SUPPORTING SLIDES

SAP senior management will host a conference call today at 5:00 PM (CET) / 4:00 PM (GMT) / 11:00 AM (Eastern) / 8:00 AM (Pacific). This call will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well.

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
REVENUE BY REGION (IN E MILLIONS)
--------------------------------------------------------------------------------------------------------
                                       REVENUE          REVENUE
                                       3Q 2001          3Q 2000           CHANGE          % CHANGE
--------------------------------------------------------------------------------------------------------
Total                                   1,649            1,421              228                16
 - at constant currency rates                                                                  19
EMEA                                      841              639              202                32
 - at constant currency rates                                                                  32
Asia Pacific                              195              208              -13                -6
 - at constant currency rates                                                                   3
Americas                                  613              574               39                 7
--------------------------------------------------------------------------------------------------------
- at constant currency rates                                                                    9


KEY FIGURES AT A GLANCE (IN E MILLIONS)
SAP GROUP

--------------------------------------------------------------------------------------------------------
                                        3Q 2001          3Q 2000          CHANGE           % CHANGE
--------------------------------------------------------------------------------------------------------
Revenues                                   1649           1,421              228               16
License revenues                            447             480              -33               -7
Income before taxes                         109             149              -40              -27
Net income                                   37              83              -46              -55
--------------------------------------------------------------------------------------------------------
Headcount (September 30)                 27,884          23,363             4521               19

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2000 filed with the SEC on March 28, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-fourth of a ordinary share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com

                                      # # #

                               (Tables to follow)

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CONSOLIDATED INCOME STATEMENTS - 3RD QUARTER
SAP Group (in E millions)

------------------------------------------------------------------------------------------
                                                    2001           2000        (DELTA)
------------------------------------------------------------------------------------------
      Software revenue                               447            480          -7%
      Maintenance revenue                            548            433          27%
  Product revenue                                    995            913           9%
      Consulting revenue                             524            404          30%
      Training revenue                               113             95          19%
  Service revenue                                    637            499          28%
  Other revenue                                       17              9          89%
------------------------------------------------------------------------------------------
TOTAL REVENUE                                      1,649          1,421          16%
------------------------------------------------------------------------------------------

  Cost of product                                   -203           -174          17%
  Cost of service                                   -510           -429          19%
  Research and development                          -217           -223          -3%
  Sales and marketing                               -438           -347          26%
  General and administration                         -97            -93           4%
  Other income/expenses, net                         -25             -7         257%
------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                           -1,490         -1,273          17%
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
OPERATING INCOME                                     159            148           7%
------------------------------------------------------------------------------------------

Other non-operating income/
expenses, net                                         20              5         300%
Financial income, net                                -70             -4       -1650%
------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                           109            149         -27%
------------------------------------------------------------------------------------------

Income taxes                                         -69            -62          11%
Minority interest                                     -3             -4         -25%
------------------------------------------------------------------------------------------
NET INCOME                                            37             83         -55%
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
BASIC EPS (IN E)                                    0.12           0.26         -54%
------------------------------------------------------------------------------------------


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CONSOLIDATED INCOME STATEMENTS - 3RD QUARTER
SAP Group (in E millions)

Additional Information

--------------------------------------------------------------------------------------------------------------
                                                                            2001           2000         (DELTA)
--------------------------------------------------------------------------------------------------------------
Operating Income                                                             159            148            7%
Depreciation & Amortization                                                   76             52           46%
--------------------------------------------------------------------------------------------------------------
EBITDA                                                                       235            200           18%
  AS A % OF SALES                                                            14%            14%
--------------------------------------------------------------------------------------------------------------


Operating Income                                                             159            148            7%
Total Stock Based Compensation                                                21             54          -61%
TopTier Acquisition costs                                                     21              0           n/a
--------------------------------------------------------------------------------------------------------------
OPERATING INCOME EXCLUDING
STOCK BASED COMPENSATION
AND TOPTIER ACQUISITION COSTS                                                201            202            0%
  AS A % OF  SALES                                                           12%            14%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
COMMERCE ONE IMPACT                                                          -24             -5         -380%
ON FINANCE INCOME
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                   109            149          -27%
--------------------------------------------------------------------------------------------------------------
Income taxes                                                                  69             62           11%
--------------------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                                                           63%            42%
--------------------------------------------------------------------------------------------------------------
Impact of TopTier & Commerce One in percentage points                        16%             2%          14*%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
EPS EXCLUDING ACQUISITION COST OF TOPTIER & COMMERCE ONE (IN E)             0.25           0.28          -11%
--------------------------------------------------------------------------------------------------------------

* percentage points

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CONSOLIDATED INCOME STATEMENTS - 1ST - 3RD QUARTER
SAP Group (in E millions)

-----------------------------------------------------------------------------------------------
                                                 2001                 2000         (DELTA)
-----------------------------------------------------------------------------------------------

            Software revenue                    1,551                1,403           11%
            Maintenance revenue                 1,548                1,202           29%
   Product revenue                              3,099                2,605           19%
            Consulting revenue                  1,511                1,129           34%
            Training revenue                      349                  290           20%
   Service revenue                              1,860                1.419           31%
   Other revenue                                   67                   78          -14%
-----------------------------------------------------------------------------------------------
TOTAL REVENUE                                   5,026                4,102           23%
-----------------------------------------------------------------------------------------------

   Cost of product                                -589                -487           21%
   Cost of service                              -1,434              -1,279           12%
   Research and development                       -653                -709           -8%
   Sales and marketing                          -1,283              -1,117           15%
   General and administration                     -279                -310          -10%
   Other income/expenses, net                      -50                 -12          317%
-----------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                         -4,288              -3,914           10%
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
OPERATING INCOME                                   738                 188          293%
-----------------------------------------------------------------------------------------------

Other non-operating income/
expenses, net                                       -9                 -38          -76%
Financial income, net                             -170                 281         -160%
-----------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                         559                 431           30%
-----------------------------------------------------------------------------------------------

Income taxes                                      -288                -177           63%
Minority interest                                   -9                  -5           80%
-----------------------------------------------------------------------------------------------
NET INCOME                                         262                 249            5%
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
BASIC EPS (IN E)                                  0.83                0.79            5%
-----------------------------------------------------------------------------------------------


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CONSOLIDATED INCOME STATEMENTS - 1ST - 3RD QUARTER
SAP Group (in E millions)

Additional Information

------------------------------------------------------------------------------------------------------------
                                                                    2001           2000         (DELTA)
------------------------------------------------------------------------------------------------------------
Operating Income                                                     738           188            293%
Depreciation & Amortization                                          200           156             28%
In-Process R&D                                                         6             0             n/a
------------------------------------------------------------------------------------------------------------
EBITDA                                                               944           344            174%
  AS A % OF SALES                                                    19%            8%
------------------------------------------------------------------------------------------------------------


Operating Income                                                     738           188            293%
Total Stock Based Compensation                                        79           388            -80%
TopTier acquisition costs                                             41             0             n/a
------------------------------------------------------------------------------------------------------------
OPERATING INCOME EXCLUDING
STOCK BASED COMPENSATION
AND TOPTIER ACQUISITION COSTS                                        858           576             49%
  AS A % OF  SALES                                                   17%           14%
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
COMMERCE ONE IMPACT                                                 -122           -11          -1009%
ON FINANCE INCOME
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                           559           431             30%
------------------------------------------------------------------------------------------------------------
Income taxes                                                         288           177             63%
------------------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE                                                   52%           41%
------------------------------------------------------------------------------------------------------------
Impact of TopTier & Commerce One in percentage points                13%            1%            12*%
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
EPS EXCLUDING ACQUISITION COST OF TOP TIER & COMMERCE ONE (IN E)    1.33          0.83             60%
------------------------------------------------------------------------------------------------------------

* percentage points

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
CONSOLIDATED BALANCE SHEET
SAP Group (in E millions)
ASSETS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 09/30/2001                    12/31/2000
--------------------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS                                                                       496                           116
PROPERTY, PLANT AND EQUIPMENT                                                           957                           871
FINANCIAL ASSETS                                                                        748                           637
--------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                                                          2,201                         1,624

INVENTORIES/ACCOUNTS RECEIVABLES                                                      2,002                         2,393
LIQUID ASSETS/MARKETABLE SECURITIES                                                     809                         1,182
--------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                                        2,811                         3,575

DEFERRED TAXES                                                                          295                           305

PREPAID EXPENSES                                                                        196                           115

--------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                          5,503                         5,619
--------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 09/30/2001                    12/31/2000
--------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                                  2,722                         2,927 1)

MINORITY INTEREST                                                                        57                            61

RESERVES AND ACCRUED LIABILITIES                                                        966                         1,435

OTHER LIABILITIES                                                                     1,212                           831

DEFERRED INCOME                                                                         546                           365

--------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                            5,503                         5,619
--------------------------------------------------------------------------------------------------------------------------------

DAYS SALES OUTSTANDING                                                                   92                            93

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1) includes temporary equity of EUR 409.5 million

As a result of surpassing the 20% ownership threshold in Commerce One Inc., SAP is required to use the equity method of accounting to record, in finance income, a portion of Commerce One's net income or loss based upon SAP's investment percentage. In addition, SAP allocated the purchase price based on the ownership percentage of the Commerce One's recorded net equity. Any excess purchase price resulted in capitalization of additional assets including, in-process research and development ("in-process R&D"), software or other intangibles. Amounts pertaining to in-process R&D were written off immediately. Other intangibles identified are amortized over their estimated useful lives. Remaining amounts were considered goodwill, which is not amortized but rather will be subjected to annual impairment testing.

Amounts capitalized are recorded in financial assets and related expenses are reflected in finance income.


Under U.S. GAAP, the equity method must also be applied retroactively for investments previously held in Commerce One Inc., to improve comparability. Accordingly, financial result, financial assets and stockholders' equity amounts included since the second quarter of 2000 have been restated to reflect this retroactive change in accounting. This is purely an accounting measure that neither effects SAP's cash position, nor its operating results. The 2001 second quarter impact is largely due to Commerce One's one-time charges resulting from the write-off of intangible assets.